Exhibit 99.1

Vantiv Inc.: Vantiv and

Worldpay Merger

Conference Call

Wednesday, 9th August 2017

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

Vantiv and Worldpay Merger Call

Nathan Rozof

Head of Investor Relations, Vantiv

Opening remarks

Good morning. Thank you for joining us to discuss Vantiv’s combination with Worldpay. Together we will create a leading omni-commerce payment company, and the chief purpose of today’s call is to discuss the strategic rationale and investment thesis for this transaction.

Please note that earlier today Vantiv announced its second quarter 2017 results, and Worldpay announced its first half 2017 results, both of which we will discuss briefly during the call. The 2.7 announcement, slide presentation and other materials describing our combination, as well as each company’s earnings release can be found on our corporate websites. I would also direct your attention to the Safe Harbor statements and other required statements on page 2 of our presentation.

Throughout this conference call we will be presenting non-GAAP and pro forma financial information, including net revenue, adjusted EBITDA, pro forma adjusted net income and pro forma adjusted net income per share. These are important financial performance measures for the company, but are not financial measures as defined by GAAP. Reconciliations of our non-GAAP pro forma financial information to the GAAP financial information appear in today’s press release.

Finally, before we begin our formal remarks, I need to remind everyone that our discussion today will include forward-looking statements. These forward-looking statements are not guarantees of future performance and therefore you should not put undue reliance upon them. These statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from what we expect. Please refer to the forward-looking statements disclosure in today’s earnings release and then Vantiv’s periodic filings with the US Securities and Exchange Commission.

Additional details concerning our business risks and the factors that could cause actual results to materially deviate from our forward-looking statements can be found in our Annual Report on Form 10-K under the headings, ‘Risk Factors’, and, ‘MD&A’. And there are other filings with the SEC which are available at sec.gov. Furthermore, this call and presentation may be deemed to be solicitation material in respect of the transaction and we urge our investors to read the proxy statement and other relevant documents filed or to be filed with the SEC including information regarding persons who may be deemed participants in the solicitation.

Transaction summary

Turning to slide 3, let me summarize the structure of this transaction. The transaction will create a company with an enterprise value of £22.2 billion or $28.8 billion. It contemplates a premium of approximately 34% to Worldpay’s six months volume weighted average price, and ascribes Worldpay an enterprise value of approximately £9.3 billion or $12 billion.

Worldpay shareholders will receive 55 cents in cash and 0.0672 new Vantiv shares for each share of Worldpay stock they own. Vantiv is offering a mix and match facility, and Worldpay shareholders will be entitled to 0.8p interim dividend and 4.2p closing dividend.

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

On Tuesday, Vantiv announced its buyback of 19.28 million Vantiv shares from Fifth Third Bank. Fifth Third is a strong partner as well as our largest client. We have a deep and strategic relationship that will extend many years into the future and we are grateful for their support. And in order to enhance the transaction by increasing accretion and to reduce the potential for regulatory risk, we have jointly decided to execute this $1.27 billion share repurchase that will reduce Fifth Third’s position to 4.9% of the new combined company.

Vantiv’s shareholders will own approximately 57%, and Worldpay’s shareholders will own approximately 43% of the new company which will be called Worldpay. The company will be listed on the New York Stock Exchange and will have a secondary listing on the London Stock Exchange. Cincinnati, Ohio will become the combined company’s global and corporate headquarters, and London will become its international headquarters. Charles Drucker will serve as our combined company’s Chief Executive Chairman and Co-CEO. Philip Jansen will serve as Co-CEO, and Stephanie Ferris will serve as CFO, both reporting to Charles.

The combined company will have a 13-person board comprising eight-Vantiv designated and five Worldpay-designated directors.

As shown on slide 4, today’s call will feature Vantiv’s Chief Executive Officer, Charles Drucker and Worldpay’s Chief Executive Officer Philip Jansen, as well as Vantiv’s Chief Financial Officer, Stephanie Ferris and Worldpay’s Chief Financial Officer, Rick Medlock. I will now turn the call over to Charles Drucker, who will begin his remarks on slide 5.

Creating a Global Leader in Payments

Charles Drucker

CEO, Vantiv

A powerful combination

Thank you, Nate, and Philip and I are delighted to talk to you today about this transaction. This is a powerful combination that is strategically compelling for both companies. It joins two highly complementary businesses and will allow us to achieve more together than either of us can do on our own. The business will have multiple opportunities to deliver growth.

First, the combination will create a global eCom leader. eCommerce is growing twice as fast as the overall payment market and our company will have unparalleled scale, a comprehensive suite of solutions and the worldwide reach to be a global partner of choice.

Second, we will expand in the high-growth markets in order to benefit from the secular growth in electronic payments across international geographies, high growth verticals and new client segments.

Third, our combined company will have the capacity to deliver innovation at scale. Scale is an asset in our industry, and so is the ability to innovate. What is uncommon is having the combination of both. We will have the size and capabilities to deploy advanced payment technologies in a way that is more nimble and more cost effective, to further differentiate us from our peers.

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

Finally, all these strategic benefits are enhanced by significant cost synergies. We anticipate that this transaction will achieve annual recurring pre-tax cost synergies of approximately $200 million by the end of the third year after closing.

The digital revolution

So turning to slide 6, we’ve all seen the impact of technology. Consumers worldwide now expect to transact using all form factors across all channels and to do it simply and seamlessly in ways that are fast and secure. Across the world, merchants are rising to meet these expectations, integrating both their physical and online presence as well as their payment systems.

Merchants need a more global strategic partner to help them tackle complexities. Together, our combined company will meet that challenge by providing them simplicity and innovation. We will be the global one-stop shop, offering scalability and reliable solutions that provide clients with always-on, omni-channel payment capabilities. In particular, our company will be well positioned for success in eCommerce, the fastest growing part of the payments industry.

As noted on this slide, eCommerce is projected to double by 2020 driven by connectivity, mobility and cross border. The rapid growth of eCommerce creates an exciting opportunity for our combined company. As shown on slide 7, our new company will be positioned for success in fast-growing, but still fragmented markets. Vantiv’s robust eCommerce, US eCommerce and omni-channel offering provides leading capabilities to domestic merchants. Worldpay’s international online and multi-currency payment offering serves the world’s largest eCommerce merchants outside of the US.

Together we will create a unique and powerful global eCommerce player. Our company will have scale and a leading global position, enabling us to offer a genuinely worldwide solution with strengths across both the US and international markets. We will have the ability to support more than 300 different payment methods across 146 countries and 126 currencies. Our integrated technology platform will enable us to offer differentiated products, including data and analytics and value-added services.

Our combination creates an unrivalled client value proposition. We will be a one-stop shop for global merchants’ omni-channel needs, cutting though the complexity, and will enable them to enter new markets easily and seamlessly. We will offer merchants a unified global view of their data across the physical and online and mobile channels. Our combined capabilities will create significant cross-selling opportunities. We will offer international capabilities to Vantiv’s existing US clients, help Worldpay’s non-US clients penetrate the US and provide attractive solutions encompassing multiple currencies and payment options to global clients searching for a strategic partner.

Now, I would like to turn the call over to Philip to talk about the business.

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

Expanding Integrating Payments

Philip Jansen

CEO, Worldpay

Expansion of integrated payments

Thank you, Charles, and good morning everyone. Turning to slide 8, Vantiv has pioneered the expansion of integrated payments in the US and is now an established leader in this market segment. By working with developers to embed payments into integrated points of sales software, Vantiv has built a compelling solution that is particularly attractive in the SMB market. We expect the increasing adoption of integrated payments among SMBs to continue to contribute to Vantiv’s strong growth in the US.

In addition, we see growth opportunities from combining Vantiv with Worldpay. First, we will be able to more easily follow Vantiv’s US integrated payment clients and partners as they expand overseas. Second, we see significant opportunities in the UK with our existing 250,000 SMBs as well as with new customers as demand for integrated payments takes off. Finally, we see an opportunity to use our expertise as a springboard to expand into other markets as integrated payments gains more traction across the world.

Enhancing our deep vertical expertise

As shown on slide 9, Worldpay and Vantiv have both developed differentiated expertise in vertical markets. We have both succeeded by creating products and solutions that are highly specialized and reflect their deep knowledge of each industry. Because these solutions are embedded in their respective industry ecosystems, they produce strong recurring revenue and are also very difficult to dislodge.

In the future, we plan to expand our vertical expertise, particularly in high-growth verticals. We expect B2B, healthcare and digital, in which Vantiv and Worldpay respectively have already made significant investments, will continue to benefit from increasing card adoption, creating sectors with strong and sustainable secular growth.

A global platform

Looking at slide 10, our extremely competitive positions in the world’s two largest and most developed payments markets, plus our reach in 146 countries, will create a truly global platform for international expansion. What excites us even more are the opportunities to expand into other geographies that Worldpay is just beginning to tap. Latin America and Asia Pacific offer outstanding growth potential. We are already active in these markets, offering eCommerce to global merchants. We plan to build up on our presence and go domestic over time in many of these markets, expanding our global revenue base.

Emerging markets are expected to drive 75% of all global card volume growth over the next 10 years. Together, Worldpay and Vantiv can leverage our position as a leader in the deepest and most attractive global markets as a platform to capture this growth.

Delivering innovation at scale

As Charles mentioned at the beginning of his presentation, the combined company will have the unique capacity to deliver innovation at scale. As shown on slide 11, our combined company will be the leading global merchant acquirer, processing more than $1.5 trillion in volume each year, with one of the lowest, if not the lowest cost structure.

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

We will have the unmatched scale to support hundreds of thousands of merchants all around the world. We should be really clear here. Size and scale are not the same things. Our combined company will not only be large: our new company will benefit from the differentiated solution set created by Vantiv’s agile integrated and scalable US platform and Worldpay’s next-generation secure and flexible global technology.

Worldpay is just coming to the end of a significant multi-year CapEx investment program, and the combined company will benefit from its enhanced technology platform. Both companies have built their systems to accept payments in any form as well as to support the integration of physical, online and mobile commerce solutions. Together, we will have a very powerful platform for growth.

These capabilities, combined with our willingness to constantly adapt and integrate new innovations, position us to serve our merchants as a simplified eCommerce and omni-commerce solution, making us a global partner of choice for merchants, developers and disruptors worldwide.

A global omni-commerce leader

Looking at slide 12, joining our companies together will create an unmatched integrated technology platform. We will have a robust competitive position, ranked number one in the US, number one in the UK and number one globally. Vantiv is today the number-one US payments company with the leading position in both total and pin debit transactions. Worldpay is the UK’s number-one payments company and the number-one international payments provider with extensive multi-currency and alternative payment capabilities. Combined, this new company will be the leading strategic partner for merchants.

Vantiv has industry-leading capabilities in integrated payments, and Worldpay is a leader in international eCommerce. Together we will be a global omni-commerce leader able to support merchants’ integrated, online, offline and mobile transactions.

As I said earlier, both organizations have deep expertise in vertical markets. We will create new solutions that enable us to penetrate high growth verticals while deepening our presence in sectors that we already address. Quite simply, our scale, our highly complementary expertise and our technology will enable us to innovate and serve our clients as never before, better and faster than either Worldpay or Vantiv could do alone.

Financial Rationale

Stephanie Ferris

CFO, Vantiv

The figures

Thank you Philip. On slide 13, we have shown some figures of the size of our business on a pro forma basis for the full year 2016. All these amounts are before synergies. On a combined base of over $1.5 trillion of sales volume across 40 billion transactions, we would have generated net revenue of $3.2 billion in 2016. We also would have generated $1.5 billion

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

in adjusted EBITDA with an industry-leading 48% pro forma adjusted EBITDA margin. And given Worldpay’s recent technology investments, this high level of profitability would have room for further margin expansion. Our combined company would have generated $1.2 billion of free cash flow representing nearly 80% conversion of adjusted EBITDA, which again includes Worldpay’s substantial CapEx investment in 2016.

Looking ahead, you will see on slide 14 that this transaction will increase our ability to grow revenue, including cross-sell opportunities and expansion into new high-growth markets, as Charles and Philip have both previously discussed. We also anticipate realizing approximately $200 million of annual recurring pre-tax cost synergies by the end of the year three, following the close of the transaction. Most of these will come from harmonizing our combined company’s US platform and from streamlining corporate costs.

Generating shareholder value

We project earnings accretion to our existing and new shareholders beginning in 2019 and expanding thereafter. In addition, both our businesses have a strong credit profile, giving us ample potential to de-lever in the near term, similar to what we have done in the past. We are targeting a 4 times debt to EBITDA leverage ratio over the 12 to 18 months post the closing of the transaction.

Compelling financial profile

Turning to slide 15, our combined company will have a powerful business model and a compelling financial profile. Our business model features a high proportion of recurring revenue from a sticky customer base that enjoys minimal client concentration. In addition, we expect that the tremendous expansion in payments in the US, the UK and globally will continue to drive robust organic growth.

Our highly competitive cost of processing as well as our ability to expand margins due to our scalable technology positions us to be able to drive continued earnings growth.

Second-quarter results

Now I would like to briefly review Vantiv’s 2017 second-quarter results and our outlook for both the third quarter and the full year 2017. We are pleased to report another solid quarter, with net revenue increasing 10% to $530 million and pro forma adjusted net income per share increasing 19% to $0.83.

Merchant services net revenue increased 15% to $449 million, primarily due to a 10% increase in transactions and a 5% increase in net revenue per transaction. On an organic basis, our merchant services net revenue grew low double digits.

Financial institution services net revenue decreased 13% to $81 million, primarily to the de-conversion of a major client, the remaining effect from the Fifth Third Bank contract renewal and lapping the contribution from EMV card reissuance and fraud-related services in the prior year period.

Turning to slide 17, you will see Vantiv is increasing our full-year 2017 guidance. Reflecting strong first-half performance, we tightened the low end of our net revenue expectation, which is now $2.1 to $2.12 billion, representing net revenue growth of 10% to 11% above the prior year. We have also raised our full year pro forma adjusted net income per share range to $3.31 to $3.36, primarily due to the share repurchase that we announced yesterday.

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

In addition, we are providing guidance for the third quarter. We expect third-quarter net revenue to be $544-554 million, representing an increase of 11-13% over the prior year period. Pro forma adjusted net income per share is expected to be $0.88 to $0.90.

Our guidance, of course, does not reflect any impact from the transaction with Worldpay. Now I would like to pass the call over to Rick.

Worldpay Results H1 2017

Rick Medlock

Chief Financial Officer, Worldpay

Overview

Thanks, Stephanie. Good morning, everyone. Worldpay had a strong first half. We made great progress across the business and delivered a robust financial performance, especially given the tough comparative from the exceptional growth that we saw in the first half of 2016. The further acceleration in the pace of our technology development, our innovation and our new product is delivering better outcomes for our merchants, and as we planned, we are successfully migrating customers onto our new acquiring platform, a key element of our technology that will enable us to compete sustainably and effectively on a global scale. We are also strengthening our customer relationships across all divisions, and are expanding our global capabilities in market reach, with a focus on key growth markets such as Latin America and Asia Pacific. Our confidence remains high, and this is reflected in our medium-term revenue growth guidance, which is unchanged.

Worldpay’s first half of 2017 financial results and highlights

As slide 19 shows, we have continued to make very good progress across all of our KPIs. Transaction growth in terms of value is up 11%. That is driving net revenue, also up 11%: a strong performance against the 16% growth seen in the first half of last year. Underlying EBITDA was up 14%, with margin increasing by 80 basis points ahead of expectations, and we generated £60 million of free cash flow. Now, that is a good performance, particularly given the headwind of over £50 million from higher tax payments and increased CAPEX investments.

Worldpay’s divisional performance

Global eCom

If we look briefly at the divisional performance on slide 20, Global eCom delivered net revenue growth of 17%, and underlying EBITDA of 20%. Even with some benefit from currency translation, this is a great performance, especially given the 25% growth that we reported in the first half of last year. We have seen good momentum right across the eCom business, and we are now really starting to see the benefit of the investments that we made in our reach and capability. These are driving growth, both in Asia Pacific and Latin America, where we are growing at a rate that is a multiple of overall eCom growth.

Worldpay UK

The UK has made good progress on its strategy to give more value for merchants. Net revenue growth was 2%, which reflected the demanding comparative from the first half of

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

2016, as well as year-on-year increases in scheme fees and a deceleration in UK consumer spending towards the end of the half. We are expecting to deliver strong net revenue growth in the second half of the year, driven by changes in sales strategy, pricing and take-up of value-added products and services.

Worldpay US

Finally, we are continuing to make progress on the repositioning of the US business. There are positive signs across a broad front in terms of operations, customer service and products. Although it is taking longer than we would like for this progress to be reflected in the US performance, we continue to manage cost quite tightly, and so underlying EBITDA was stronger, growing 12% on a constant-currency basis.

With that, I will hand back to Charles.

Creating a Global Leader in Payments

Charles Drucker

CEO, Vantiv

A powerful combination

Thanks, Rick. To summarize, on slide 29, this is a powerful combination that is compelling for both companies. It creates an unmatched global ecommerce leader, with the number-one share in the world’s two largest and most developed payment markets, and we are the number-one share worldwide. It extends our presence into high-growth markets, and it creates a combination of scale, distribution and technology that provides significant competitive advantages which will enable us to create disruptive innovation worldwide.

Concluding remarks

Concluding on slide 22, as I look at the competitive landscape and see where we will be positioned, I have to tell you that I am very excited. This combination will enable us to leapfrog our competition and create the future of payments.

Before I turn it over to the operator, I want to thank our employees, who really look after our clients every day. If not for them, we would not be in a position to be putting both of these companies together. The employees of Worldpay and employees of Vantiv work tirelessly.

With that, let us open it up to the operator and take questions.

Q&A

David Mulholland (UBS): Hi. Thanks for taking the question. Just one on the technology platform and how you plan for that going forward. I just wondered if you could maybe give us a bit of color on how you plan to integrate the different technology assets of the businesses, and whether you look to get to a point where get one single acquiring platform globally, or whether you carry on with the separate US platform and then use Worldpay’s capabilities globally? Some color on that would be really helpful.

Charles Drucker: Yeah, so we are still early on, but the plan is first to harmonize the US platform and put that together. The other part is to take advantage of all the new technology

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

that Worldpay has put in international, and to potentially put a bridge between both and be able to harmonize the type of activities that you can leverage on each platform. Obviously we are in the early stages and continue to develop a plan, but really what we want to do is make sure whatever we put on the platforms can be delivered to all our clients and really have them take advantage.

Philip Jansen: David, let me just add to that. The thing I would say is, by combining the two technology estates, there will be some overlap, as Charles says, and we will integrate them into one common approach, but there will never be one platform across the whole world. The really important thing is what Charles said earlier about innovation at scale. Just think about the speed at which we can develop new innovations, new products, new solutions for our customers and now we develop it once on a much larger business. That is going to be hugely attractive for our customers and very productive from an efficiency point of view for us.

Charles Drucker: Yes, our goal will be that our customers have one experience at the end of the day when we put it together. What happens behind the scenes, we are going to manage.

David Mulholland: That is great. And then maybe I could ask just one quick follow-up. Obviously, there has been quite a long runway in terms of delivering the new platform within Worldpay. I just wondered if you could help us understand how do you deal with the finalization of that platform whilst now potentially looking to merge the two companies? Do you have enough bandwidth to deal with all of the technology change that could be going on over the next 12 months, and how do you make sure you do not see any disruption to customers?

Philip Jansen: David, really good question. I think from a migration point of view from old Worldpay, it is business as usual. Got peer plans, and as we say in our announcement, the boarding of new customers and the migration of existing carries on as per the previous plan. I think your point is a good one, and it is one that Charles referred to a minute ago. We do not have all of the details thought through in terms of how we execute the technology agenda, but it is hugely exciting. We will get great products out there very quickly for our customers, but at the same time we need to think through how we manage the combination. There is a bit of time and effort to go into that, but we have a few months to sort that out.

Charles Drucker: I would tell you from the Vantiv standpoint, we have great people that do hard well. These are hard things to do, but they do it very well. We have a history in the US of being able to consolidate platforms and move clients, and we actually take the time and the care, just like Worldpay has done, to make it as seamless as we can to the client. We have a pretty good track record of doing these pieces, and our approach is the same, which is that it is always done with the client in mind.

Philip Jansen: David, again, when Charles and I talked about it, we have looked at what Charles has done – what Vantiv has done – over the last few years with integrating so many very sizeable acquisitions, and we will benefit greatly from that knowledge.

Adithya Metuku (Merrill Lynch): Good morning, gents. Congrats. I have two questions. Firstly, looking at the US, the cost base for the US appears to be more than $350 million, including any centrally allocated expenses. I am trying to understand why the synergies are going to be higher than $200 million. Is there anything in the US that Worldpay currently does that Vantiv does not do? Any color that you can provide on the capabilities of Worldpay US that you intend to keep after the acquisition will be very helpful.

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

Secondly, looking at integrated payments, Vantiv has had a lot of success in the US with the integrated payments offering that you guys have. Worldpay has not had a similar level of success, but they are ramping. Can you provide any thoughts on why there is the differential in the adoption rates in the UK and the US markets, and what you can do to drive adoption in the UK? Thank you.

Charles Drucker: Like we said, early stage, but our goal is to harmonize the US platform and then determine; we always do what is best in class and what features and functions. We are going to harmonize the platform. Right now, you are looking at a total number; and I am not sure exactly what the number is. That includes sales people, and we have merchants to cover and they have banks and they have other components, so we are confident of our ability to deliver the $200 million across the company, and I feel that is a very strong number from my perspective.

Philip Jansen: The only thing I would add to that, Adithya, is we have given enormous thought and care to the synergies, as you can see in the documentation. It is $200 million; we feel very good about that number. 63% will come from the overlap of the two US businesses, but as Charles said, there are a lot of things we are doing at our respective ends that revolve around revenue and customers, and that will not be put at risk at all. It is only where there are overlaps where we just simply do not want to duplicate activity that we take out cost. We will take our time to get it right and execute the $200 million, as we said.

Charles Drucker: Yeah, and I would say on your second question, first of all, outside of ecommerce and our scale and innovation – there are so many good things in here – with the integrated payments we have a very good expertise in the US, and there are a lot of clients in the dealers and developers that are moving beyond the borders of the US, and we think there is a great opportunity to help follow these dealers and developers to give them the capability to go into different countries, so we think by working with that and working with Philip’s team that he has with the expertise he has across the world, we can then help drive adoption in other parts of the world in integrated payments.

Philip Jansen: Yes, and Adithya, I would add to that as well. I think we have talked before about integrated payments in the UK. Again, the great benefit of this combination is the US market is the largest market in the world, and the most technologically advanced. There is lots of innovation happening in that marketplace. We are now, combined, the number-one player in the US, but also number-one player in integrated payments in the US. Bringing that expertise and technology into the UK is much easier for us to do now than it was previously, and the reason the market has not taken off yet is there is not as much innovation and there are a lot less players. We are the market leader in the UK, and we think we can use our current position to leverage the strengths of Vantiv integrated payments.

Alexandre Faure (Exane BNP Paribas): Hi, good morning. Thanks for taking my question. Just a quick one for Charles, maybe. Excuse my ignorance regarding Vantiv, but thinking of your online exposure or online technology, do you have a high-capacity online payment gateway in the US at the moment? Is it more a solution for SMBs, or is it built on the Litle acquisition in 2012? Just trying to gauge whether you have the technology to support the typical kind of customer that Worldpay would have in Global eCom. Thanks.

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

Charles Drucker: Yes, so from my perspective we have a very strong online ecommerce solution for the US. We bought a company several years ago that was a very strong player, and we think our product, features and functions in the US are extraordinarily competitive, and we have been winning share recently. We announced in one of our earnings calls winning the Netflix business in the US.

The gap that we have today is to be able to get that global reach of reaching into those 146 countries and those 126 currencies and 300 different payment types. That is a gap, so we think when we put both of these together, it is really going to be a one-stop shop that will allow us, for a US client base who want to process internationally and may use another processes, to be able to tie that together and really make it seamless for them, and also for Philips Lodge[?] clients, that they did not as good of a US presence, that we can bring our scale and capabilities in. We are also excited about, just on one of the slides, some of the revenue generation for our clients that helps them improve their off rates and improve their fraud rates. That is core in the thesis and we think putting these two together are extraordinarily powerful.

Oliver Gleeson (Investec): Hi, there, good morning. Thanks for taking my question. It is really about irrevocable, so the two questions are on the Vantiv side. Did you seek any irrevocable from any of the Vantiv shareholders? If not, why not? The same for the Worldpay side, the scheme vote. Again, did you try to seek any irrevocables from shareholders? If not, what confidence do you have that those shareholders will still vote in favor of the combination?

Charles Drucker: I am going to ask Nath, but I think the value proposition and our ability to grow in the future is really what we are talking about, and I think once we explain the business and where we are going and all the potential growth opportunities as payments are growing fast, that I have a high confidence level that our investors will see that capability.

Nathan Rozof: Yes, I think that is a complete answer.

Oliver Gleeson: Just to be clear, you did not actually approach any shareholders on either side to seek irrevocables ahead of the announcement?

Nathan Rozof: I see this as compelling, that I think our shareholders will look at this and believe where we are going with this. I see it as a compelling and I have confidence that we will be able to complete the transaction.

Philip Jansen: I can confirm from the Worldpay side we have not sought any irrevocables from our shareholders, either.

Oliver Gleeson: Okay, thank you.

Hatan Datar (UBS): Good morning, gentlemen. Congratulations on the deal. I have a couple questions for Charles and Philip here. The first one was if you could just give us more clarity around the timing associated with the key milestones. I understand you will have to have team documents and a Vantiv shareholder document out, and you have to make a number of regulatory filings. Given the limited overlap, so one, can you just provide some timing on the key milestones for the deal? Number two – this is probably a little bit more for

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

Charles – in terms of the transaction, it needs an approval from the Vantiv shareholders, and I see in the document here that the Vantiv board intends to recommend shareholders to vote in favor of the merger. I was just curious, are there any scenarios in which that recommendation to vote in favor of the transaction on the Vantiv side will fall away? Thank you.

Charles Drucker: Yes, so the first question was the timing or the milestones, first milestones are out obviously at the 2.7, and then continuing to work with shareholders, the proxies, getting the votes through, that I think we are talking about expected first 1Q of 2018 type of close. I would say from my board, with all the facts and everything we have, both boards have concluded that this is the deal we want to do for our shareholders. I have to tell you it did not come overnight. Like any other board, we strategically looked across the market to see what is the best combination and how do we grow better, and how we position in a consolidated industry. My opinion, as I said in other of the US calls, is that this industry is going to consolidate, and when we look at the partners to be able to grab where e-commerce is going, which is one of the fastest growing sections, the integrated payments, this deal makes sense for our board.

Philip Jansen: I think it is fair to say both boards are very, very, excited about the combination of two companies who have been performing extremely strongly for many years. I think just by putting the two together, we will be even stronger. I think both boards are – Charles and I have spent time with both our respective boards – are fully supportive of this combination.

Hatan Datar: Maybe drilling down just a little bit more specifically, then. For Worldpay shareholders, one of the concerns would be, if there was another suitor that either looked at Vantiv or Worldpay, would that impact from a fiduciary standpoint for Vantiv specifically, whether they would still be able to recommend voting in favor for the Worldpay transaction?

Charles Drucker: No, I think, at this point, all I can say at this point is our boards have met. This is the transaction. We put out the 2.7, which show our conviction around this deal.

Philip Jansen: Yes, I think just to be clear, I think you mentioned our fiduciary duties as respective companies, and I am sure Charles can talk for Vantiv, but Worldpay have followed that responsibility extremely carefully and take it very, very seriously, and I think the board from a Worldpay perspective feels very comfortably they followed that duty with a great degree of care. I happen to know that Vantiv have done the same, and Charles just confirmed that.

Charles Drucker: Yes.

Hatan Datar: Okay, that is brilliant. Thanks again, and congratulations, gentlemen.

Philip Jansen: Thank you.

Antonio Casari (Northflight): I would like to focus a bit on how the integration would work from a financing perspective, in particular, regarding Worldpay Finance Plc., which is the current issuer of the term loans as well as the senior notes. Shall we assume that going forward, after the integration, of course, lenders will be able to rely on both businesses? How would that work as a result of merger, integration? Would Vantiv become guarantor of Worldpay Finance Plc.? In the other scenario, would Worldpay Finance Plc., remain separate, and therefore lenders will only rely on the business of and EBITDA and cash flow of the current guarantors, i.e., the Worldpay business?

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

I was also wondering if you had conversation with rating agencies in terms of what the implications are in terms of the further rating of the Worldpay existing bonds outstanding?

Stephanie Ferris: Yes, we have employed and have been working with financing to complete this transaction. There will be new financing as a result of this transaction. I do not think we have disclosed the specifics of it quite yet, but you can expect that the financing will be based upon the combined entities’ cash flows, not separate, as you would expect with a combined company.

We are very comfortable with what our weighted average cost of debt will be post-transaction. We have also, yes, spoken with rating agencies, and they are familiar with the proposed financing, and cannot comment on what they will do on ratings per se, but we have targeted – and I think I have said it in my comments, specifically – that our intention post-closing of the transaction would be delevering down to four times or below by 12 to 18 months post the closing of the transaction.

We, from a Vantiv standpoint, similar to Worldpay, take the financing pieces of the transaction very seriously. We have strategically levered up as a company to make strategic acquisitions like this one. You will see us delever very quickly given the cash flow dynamics of the combined company.

Antonio Casari: Thank you very much, but technically, from a technical perspective, how would you be able to actually allow current Worldpay lenders to rely on the combined business? Is it a merger, where Worldpay Finance is merged with something else, or is Vantiv becoming a guarantor for Worldpay Finance?

Philip Jansen: Worldpay Finance Plc., is the issue of €500 million denominated bonds in Worldpay and as a security package specific to the Worldpay asset. That business will, basically, not have any additional security injected into it and, obviously, it has a change of control clause in it which is clearly triggered by this transaction, and I think it will be for Stephanie and her team to work out what financing structure is appropriate and whether this instrument is actually retained or taken out, but I suspect it will not have additional security injected into it.

Antonio Casari: Okay, but from a reporting perspective, would you report on Worldpay separately and not combined?

Philip Jansen: Well, if the instrument survives then, yes, you would have to do that but that is a hypothetical question at this stage.

Antonio Casari: Yes, but on the other hand, it is quite difficult that considering the bonds are trading at $1.11, anyone would put the bonds at $1.01.

Philip Jansen: Yes, I think you have answered your own question.

Antonio Casari: Okay.

Ian Davey (Scorpio): Hi, good morning. Thanks for taking my question. Just a real quick follow-up from an earlier question. In terms of the actual approvals required for the transaction to close, you talk about HSR being needed, and then also later on, you talk about

Vanitiv Inc.: Vantiv and Worldpay Merger Conference Call	Wednesday, 9th August 2017

CMA potentially being used as well. Could you just talk through, specifically, which antitrust approvals will be required in terms of the timeline from now till closure and Q1 next year? Thank you.

Philip Jansen: Yes, there is the CMA, there is a standard process that we need to go through and it falls well within the timeline that Charles had mentioned, but we have done a lot of work and we do not foresee any problems with the CMA.

Charles Drucker: Same thing for the HSR. We think for the US perspective, we have done work on that and we figure our ability to get that approved is very good.

Speaker: Yes, there are two sets of regulatory approvals that are needed. One is antitrust which the guys have covered, and obviously the other is the licensing under the FCA in the UK and obviously those processes just have to be gone through, but our advice is that we do not see any particular delays or barriers from those.

Antonio Casari: Right, in that case, why such a long time frame from now to close? I am just curious, if there is no perceived issues with any of those.

Speaker: We have to achieve shareholder approval on both sides of the Atlantic, which involves the proxy process in the US and the shareholder circular in the UK, which involves a combination of numbers that have to be put in to those, they have to be adjusted and audited, so there is a process to go through that, and therefore we would expect and are targeting to close towards the end of the year, or as Charles said in early Q1 2018, which I think, obviously, it depends on fast the process can go but I think that is a realistic time scale at this point, and we do not want to set unrealistic expectations.

Antonio Casari: Okay, so is your intention to receive the relative approvals prior to them seeking the shareholder votes?

Speaker: We could not go out with a shareholder vote without the approval so, yes, correct. Obviously, both processes are running parallel.

Antonio Casari: Thank you.

Charles Drucker: Listen, thank you very much for participating in the call today. To the extent you have any follow up questions for either the team here at Worldpay or the team at Vantiv, please reach out to Charles King or the Vantiv IR team based on our respective websites. Thank you very much.

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